Filed Pursuant to Rule 433

Registration No. 333-203608

March 9, 2018

PRICING TERM SHEET

RELX Capital Inc.

$700,000,000 3.500% Notes due 2023

Fully and unconditionally guaranteed by

RELX PLC & RELX NV

Issuer:	RELX Capital Inc.

Guarantors:	RELX PLC and RELX NV

Title of Securities:	3.500% Notes due 2023 (the “Notes”)

Principal Amount Offered:	$700,000,000

Maturity Date:	March 16, 2023

Coupon (Interest Rate):	3.500% semi-annually

Interest Payment Dates:	Semi-annually on March 16 and September 16 of each year, beginning on September 16, 2018

Record Dates:	The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day

Day Count Fraction:	30/360

Price to Public (Issue Price):	99.578% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds to the Issuer:	$694,596,000 (before offering expenses)

Benchmark Treasury:	2.625% due February 28, 2023

Benchmark Treasury Price/Yield:	99-29 1⁄4 / 2.643%

Spread to Benchmark Treasury:	+95 basis points

Yield to Maturity:	3.593%

Make-Whole Call:	Make-whole call at the applicable Treasury Rate plus 15 basis points (before February 16, 2023 (the date that is one month prior to the Maturity Date))

Par Call:	At any time on or after February 16, 2023 (the date that is one month prior to the Maturity Date), the Notes will be redeemable in whole or in part at 100% of the principal amount of the Notes being redeemed, plus accrued interest on the principal amount being redeemed to the redemption date.

Trade Date:	March 9, 2018

Expected Settlement Date (T+5)*:	March 16, 2018

ISIN:	US74949LAB80

CUSIP:	74949L AB8

Listing / Trading:	Application will be made to the New York Stock Exchange for the Notes to be listed and traded thereon. There can be no assurance that any such application will be successful or that any such listing will be granted or maintained.

Denominations / Multiple:	$1,000 / $1,000

Delivery:	DTC

Ratings**:	Moody’s: Baa1 (stable); S&P: BBB+ (stable); Fitch: BBB+ (stable)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc. ABN AMRO Securities (USA) LLC RBC Capital Markets, LLC

*	It is expected that delivery of the Notes will be made against payment therefore on or about March 16, 2018, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing and the next two succeeding business days should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. Certain restrictions relating to the offering that are set forth in the prospectus apply to this document.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856.

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